                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the Month of March 2000


                           PETROLEUM GEO-SERVICES ASA
                 (Translation of registrant's name into English)


                                 Strandveien 50E
                                   P.O. Box 89
                                 N-1325 Lysaker
                                     Norway
                    (Address of principal executive offices)


                  [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F  X       Form 40-F
                                   ---                ---
                  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                               Yes           No  X
                                   ---          ---

                  THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE PROSPECTUS CONSTITUTING PART OF THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM F-3 (SEC REGISTRATION NOS. 333-90379).




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OTHER EVENTS

                  On March 14, 2000, Petroleum Geo-Services ASA (the "Company") entered into a Purchase Agreement dated March 14, 2000 (the "Purchase Agreement") with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Prudential Securities Incorporated, Chase Securities Inc., Salomon Smith Barney Inc. and Warburg Dillon Read LLC relating to the offering by the Company of $225,000,000 aggregate principal amount of Floating Rate Notes due 2002 (the "Notes") under its Registration Statement on Form F-3 (Registration No. 333-90379). The Notes will be issued under an Indenture, dated as of April 1, 1998 (the "Indenture"), between the Company and Chase Bank of Texas, National Association, as trustee (the "Trustee"), as amended and supplemented by the Fourth Supplemental Indenture thereto between the Company and the Trustee (the "Supplemental Indenture"). Each of (i) the Purchase Agreement, (ii) the Indenture and (iii) the form of Supplemental Indenture, including the form of Note, is being filed or incorporated by reference as an exhibit to this report.

EXHIBITS

1.1 -- Purchase Agreement dated March 14, 2000 between the Company and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Prudential Securities Incorporated, Chase Securities Inc., Salomon Smith Barney Inc. and Warburg Dillon Read LLC

4.1 -- Indenture, dated as of April 1, 1998, between the Company and the Trustee (incorporated by reference to Exhibit 2.12 to the Company's Annual Report on Form 20-F for the year ended December 31, 1997, File No. 1-14614)

4.2 -- Form of Fourth Supplemental Indenture between the Company and the Trustee, including the form of Note



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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         PETROLEUM GEO-SERVICES ASA
                                         --------------------------
                                                 (Registrant)


                                  By:        /s/  William E. Harlan
                                     ------------------------------------------
                                                  William E. Harlan
                                      Vice President, Chief Accounting Officer
                                                    and Controller


Date:    March 17, 2000





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                                  EXHIBIT INDEX

EXHIBIT
NUMBER                              DESCRIPTION
-------                             -----------
1.1  -- Purchase Agreement dated March 14, 2000 between the Company and Merrill
        Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated,
        Prudential Securities Incorporated, Chase Securities Inc., Salomon Smith
        Barney Inc. and Warburg Dillon Read LLC

4.1 -- Indenture, dated as of April 1, 1998, between the Company and the Trustee (incorporated by reference to Exhibit 2.12 to the Company's
        Annual Report on Form 20-F for the year ended December 31, 1997, File
        No. 1-14614)

4.2  -- Form of Fourth Supplemental Indenture between the Company and the
        Trustee, including the form of Note